

Mail Stop 3561

May 6, 2007

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina 29732

      Re: **ESE Corporation**
             Amendment No. 6 to Registration Statement on
             Form SB-2
             Filed March 29, 2007
             File No. 333-128110

Dear Mr. Armstrong:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include in the <u>forefront</u> of the "Summary," "Business" and "MD&A - Plan of Operation" sections that you will not start doing business until April 2009. Please explain in detail the reasons for this delay and include any related risk factors in the "Risk Factors" section.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 19

Plan of Operations, page 19

2.   Please ensure that you revise any disclosure that indicates the rent will remain at $50 per month, including revising the following disclosure in the fifth paragraph of this section: "... $600 for 12 months of rent ..." In addition, revise any other disclosure, including calculations that this change in your rent will affect.

3.   Please consider whether the use of the words "continue operations" in the following statement from this section on page 20 is accurate in view of the fact that the April 2009 anticipated completion date of your coffee shop is not until ten months after the end of your next fiscal year: "It will require an additional $36,200 to continue operations and increase development throughout the next fiscal year." It appears that your operations will not have begun. Also reconcile this statement with the disclosure on page 22 that your total costs are expected to be "$54,720 for twelve months assuming no revenue whatsoever is generated."

4.   Please ensure that, in your next amendment to the registration statement, you provide the correct number of days and the correct date. In this regard, the following statement on page 21 is confusing: "Establishing our coffee shop offices will take 150 to 270 days from the date (sic) this prospectus or approximately April 2009." Also, explain what you mean by "coffee shop offices."

5.   On page 21, under the paragraph numbered "2," please revise the following in view of the fact that your operations will not begin until April 2009: "We intend to run periodic ads in the newspapers during the next twelve months based upon the amount of income we generate."

6.   Please provide updated disclosure of cash on hand when you amend the registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Christopher M. Armstrong
ESE Corporation
May 6, 2007
Page 3

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

Tom Kluch

for John Reynolds
Assistant Director

cc: Conrad Lysiak, Esq.
     Fax: (509) 747-1770